

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

<u>Via E-mail</u>
Kevin Ng
President
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
c/o Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

    Re: **Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12**
          Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
          Forms 10-K/A for the Fiscal Year Ended December 31, 2014
          Filed May 20, 2015
          File Nos. 333-180779-05 and 333-180779-07

Dear Mr. Ng:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Katherine Hsu

          Katherine Hsu
          Office Chief

cc: Tejal Wadhwani, Morgan Stanley
       Kevin Blauch, Sidley Austin LLP